

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2020

Steven L. Scheinthal
Vice President, General Counsel and Secretary
Landcadia Holdings III, Inc.
1510 West Loop South
Houston, Texas 77027

> **Re: Landcadia Holdings III, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 17, 2020**
> **File No. 333-248856**

Dear Mr. Scheinthal:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed September 17, 2020

Description of Securities
Exclusive forum for certain lawsuits, page 131

1. Your disclosure in this section indicates that your amended and restated certificate of incorporation will include an exclusive forum provision that will provide for concurrent jurisdiction for claims made under the Securities Act and that it will not apply to claims made under the Exchange Act. However, your risk factor disclosure on pages 58 and 59 indicates that your amended and restated certificate of incorporation will provide for exclusive federal jurisdiction for claims made under both the Securities Act and also the Exchange Act. Please revise your prospectus to consistently describe the nature and effect of any exclusive forum provision that you intend to include in your organizational documents or advise.

Financial Statements, page F-1

2.   Please tell us why you provided audited financial statements for the period ended August 24, 2020 given your December 31 fiscal year end.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact William Demarest at (202) 551-3432 or Shannon Menjivar at (202) 551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin at (202) 551-3391 or Joel Parker at (202) 551-3651 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Joel Rubenstein